EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG) Conditional Share Plan (“TCSP”)
Shareholders are referred to the resolution approved by shareholders at the general meeting of the Company on 26 March 2009 relating to the amendment to the Telkom Conditional Share Plan (see the SENS announcement of the same date). The effect of this resolution was that, in the light of the Vodacom sale and unbundling, shares due to employees in June 2009 and June 2010 would vest prior to the sale and unbundling.
The Company announces that six senior executives have agreed that the total of the early vesting benefits relating to their June 2010 shares will be realised and utilised in purchasing Telkom shares on the JSE. These shares will then be warehoused and will vest in June 2010.
Through this agreement the interests of these executives are fully aligned with Telkom shareholders, at no additional cost to the Company.
The executive directors are:
•	The Chief Executive Officer — Mr Reuben September.
•	The Chief Financial Officer — Mr Peter Nelson.
The four senior executives are:
•	The Chief of Corporate Governance — Advocate Ouma Rasethaba
•	The Chief of Human Resources — Ms Charlotte Mokoena
•	The Chief of Strategy — Mr Naas Fourie
•	The Chief of Global Operations and Subsidiaries — Mr Thami Msimango
PRETORIA
2009.03.31
Sponsor to Telkom SA Limited
JP Morgan Chase Bank, N.A. (Johannesburg Branch)